Mail Stop 3561

October 25, 2006

Bradley J. Moynes, President
Black Diamond Holdings Corporation
595 Hornby Street, Suite 600
Vancover, BC, Canada, V6C 2E8

> Re: **Black Diamond Holdings Corporation**
> **Amendment No. 1 to Registration Statement on Form 20-F**
> **Filed October 6, 2006**
> **File No. 0-52145**

Dear Mr. Moynes:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Description of Securities Other Than Equity Securities, page 29

1. We note your response to comment 19 in our letter dated August 15, 2006. Please confirm that these warrants do not contain any provisions for adjustments in the exercise price or in the number of shares. If they do contain such provisions please augment your disclosure to describe these provisions.

Consolidated Financial Statements, page 1

2. Form 20-F requires a document to be updated if it is dated more than nine months after the end of the audited financial statements. Please update your filing to include interim financial statements, and related interim disclosures, for at least six months after the audited financial statements. See Part I, Item 8.A.5. of Form 20-F.

Consolidated Statements of Cash Flows, page 7

3. We note your response to comment 28 in our letter dated August 15, 2006.   If the changes to working capital accounts are truly non-cash in nature, the effects are required to be excluded from the statement and disclosed. For example, converting debt to equity is a non-cash transaction. Please reconsider the nature of the changes in working capital and revise the statement to include only changes that affect cash and cash equivalents and valid non-cash transactions in a supplemental disclosure.

Notes to the Consolidated Financial Statements, page 8

4. We note your response to comment 29 in our letter dated August 15, 2006. The financial statements and disclosures included in this pre-effective registration statement are required to be compliant with generally accepted accounting principles that apply to public companies. Accordingly, if the existing financial information leads management to conclude it has multiple reporting segments, it should provide the disclosures required by SFAS No. 131. Therefore in your response please provide an explanation of why you would not satisfy the Statement criteria, as requested in the former comment, or provide the disclosures in your amended filing. We also note that you operate in Canada and the United States. You are required to disclose the geographic information required by paragraph 38 of SFAS No. 131.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister, Accountant, at (202) 551-3341 or Donna DiSilvio, Senior Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Stephen E. Rounds, Esq.
     (303) 377-0231